UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

Attitude Drinks Incorporated
(Name of Issuer)

Common Stock  $.001  par value
(Title of Class of Securities)

049838204
(CUSIP Number)

Tommy E. Kee
c/o
Attitude Drinks Incorporated
10415 Riverside Drive #101
Palm Beach Gardens, FL 33410-4237
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

    May 16, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d–1(f) or 13d–1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 049838204

(1)	Name of Reporting Persons: John L. Shea I.R.S. Identification No. of above persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	United States

	(7)	Sole Voting Power:	6,870,943 shares *
Shares
Beneficially	(8)	Shared Voting Power:
Owned by Each
Reporting	(9)	Sole Dispositive Power:	6,870,943 shares *
Person
With	(10)	Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	6,870,943 shares*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11)	7.1% **

(14)	Type of Reporting Person (See Instructions)	IN

*Includes options to purchase 66,972 shares of common stock at an exercise price of $1.00 per share, expiring March 31, 2014.

**Based on 96,919,434 shares of common stock outstanding as of May 10, 2011, and assuming exercise by Mr. Shea of options to purchase 66,972 shares of common stock.
CUSIP NO.: 049838204

ITEM 1.  Security and Issuer

Attitude Drinks Incorporated
10415 Riverside Drive #101
Palm Beach Gardens, FL 33410-4237

Common stock, $.001 par value

ITEM 2.  Identity and Background

(a)-(c)

John. L. Shea
c/o
Attitude Drinks Incorporated
10415 Riverside Drive #101
Palm Beach Gardens, FL 33410-4237

Mr. Shea is the EVP of Sales of Attitude Drinks Incorporated.

(d)-(e) During the last five years, the reporting person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Shea is a U.S. Citizen.

ITEM 3. Source and Amount of Funds or Other Consideration

On May 6, 2011, the Company issued 6,802,721 shares of its restricted common stock to Mr. Shea in exchange for conversion of $100,000 in accrued salary.

ITEM 4. Purpose of Transaction

Please see the disclosure in Item 3.

ITEM 5.  Interest in Securities of the Issuer

(a) At May 10, 2011, Mr. Shea owned 6,803,971 shares of common stock and options to purchase 66,972 shares of common stock at an exercise price of $1.00 per share, expiring March 31, 2014.

 (b)  Mr. Shea has sole voting and disposition power over 6,803,971 shares of common stock and options to purchase 66,972 shares of common stock at an exercise price of $1.00 per share, expiring March 31, 2014.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

Mr. Shea is subject to lock-up arrangements limiting the sale of his shares pursuant to subscription agreements entered into by the Company for a period of 12 months from the date thereof; however, Mr. Shea may transfer or sell under the applicable conditions set forth in Rule 144, during each 90 days, on a cumulative basis, up to twenty-five percent (25%) of the Common Stock owned by Mr. Shea in market transactions only if the average daily volume is not less than 500,000 shares per day for the previous ten (10) trading days.

ITEM 7. Material to Be Filed as Exhibits

Exhibit 1-Form of Lock-Up Agreement  (1)

(1) Incorporated by reference to Exhibit E of Exhibit 10.32 of the Company’s Current Report on Form 8-K dated March 18, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 13, 2011

/s/ John L. Shea
Name/Title: John L. Shea

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)